UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date October 13, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	13TH October 2011

TASMAN ACQUIRES OLSERUM HEAVY RARE EARTH PROJECT IN SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF).  Mark Saxon, President & CEO is pleased to announce the acquisition of a 100% interest in a new heavy rare earth element (REE) project in southern Sweden, located only 100km east of the Company’s flagship Norra Kärr project.  The Olserum project was purchased outright from a private UK registered company, Norrsken Energy Ltd for a total consideration of 37,746 fully paid shares in Tasman Metals Ltd.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm. The project is secured by a granted exploration claim 1100 Ha in size, and a surrounding exploration claim application 7800 Ha in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey (SGU) in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium (Y) enriched outcrops associated with historic iron ore prospects was noted.  In 2003, the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered an REE mineralized zone 600m in length and up to 100m wide. Drilling was performed on 40m spaced profiles with typically two holes on each profile.  Drilling results included (see table 1 for all elements):

DRILL HOLE	FROM	TO	LENGTH (metres)	TREO (%)	HREO/TREO (%)
OL0401	55.3	69.9	14.6	1.38	37.8
OL0403	86.3	116.5	30.2	0.55	37.7
OL0510	102.8	121.3	18.5	1.02	34.5
OL0511	30.3	64.5	34.2	0.86	15.7
OL0513	112.9	146.9	34.0	0.81	37.6
OL0513	173.9	264.1	90.2	0.63	29.0
OL0516	56.4	66.4	10.0	1.07	45.6
OL0521	126.9	137.9	11.0	0.91	32.1
TREO (total rare earth oxide) = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3,
Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO (heavy rare earth oxide) = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3,
Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineralization occurs as two sub parallel zones, trending approximately east-west and dipping steeply to the north, with lower grade intervening material.  These mineralized zones have been intersected over a 600m strike, and remain open at depth and to the east.  Rare earth element bearing minerals identified at Olserum include xenotime, apatite, monazite and minor allanite.  Host rock to mineralization is a biotite and amphibole bearing foliated felsic porphyry, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

In 2005, IGE conducted an initial metallurgical test on a representative composite sample of drill core material.  The test showed that a simple combination of gravimetric and magnetic separation produced a mineral concentrate

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

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containing 14% rare earth oxide, recovering 60% of the REE’s.  This result is considered very promising for a preliminary non-optimized test on a heavy REE project.

Tasman believes that an NI43-101 compliant resource can be established for Olserum with only limited further drilling. All drill core is accessible for re-sampling, and assays were completed by the ME-MS81 technique at ALS Chemex and are considered high quality.  Original assay sheets are available.  Tasman will implement a follow up drill program in order to have sufficient data for resource calculation. Tasman’s claim holding surrounding the drilled area at Olserum has been the subject of very limited exploration for REE’s, and additional prospect areas have already been identified.

"Tasman is pleased to add a new advanced heavy rare earth element project to our portfolio” said Mark Saxon, Tasman’s President & CEO.  “Grade and thickness of the existing drill intersections are very encouraging considering the high percentage of the high value heavy rare earth elements that are present.  The effective metallurgical test, and the existing infrastructure on site, set Olserum apart as a high potential project.  Olserum’s close proximity to our flagship Norra Karr heavy rare earth project will allow it to be explored efficiently, and we will move quickly to complete further drilling, mineralogy and metallurgical studies.”

The purchase of the Olserum project is subject to the Swedish Mining Inspectorate (Bergsstaten) granting permission for the transfer of the Olserum nr 2 claim, and to TSX Venture Exchange approval for the issuance of shares.  The shares in Tasman will be subject to a statutory escrow period of 4 months from the date of issue.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

Tasman’s current issued and outstanding share capital is 58,605,289 and the Company is well financed with a cash position of approximately C$14.5 million.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Jim Powell +1 (647) 478 8952
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

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Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

Table 1: Full REE Results From Olserum Project in Parts per Million

HOLE	From	To	Interval ( m )	TREO%	%HREO	La2O3	Ce2O3	Pr2O3	Nd2O3	Sm2O3
						LIGHT RARE EARTH ELEMENTS
OL0401	55.35	69.90	14.55	1.382	37.8	1706	3909	498	2106	480
OL0403	86.30	116.50	30.20	0.552	37.7	712	1594	195	797	181
OL0510	102.85	121.35	18.50	1.022	35.8	1383	3008	402	1605	376
OL0511	30.35	64.50	34.15	0.864	15.7	1539	3315	407	1515	301
OL0513	112.90	146.90	34.00	0.813	37.6	999	2311	272	1099	249
OL0513	173.90	264.05	90.15	0.630	29.0	896	2098	254	1008	235
OL0516	56.36	66.36	10.00	1.074	45.6	1189	2734	336	1330	304
OL0521	126.95	137.95	11.00	0.914	32.1	1323	3054	376	1484	335

HOLE	From	To	Interval ( m )	Eu2O3	Gd2O3	Tb2O3	Dy2O3	Ho2O3	Er2O3	Tm2O3	Yb2O3	Lu2O3	Y2O3
				HEAVY RARE EARTH ELEMENTS
OL0401	55.35	69.90	14.55	15	516	88	523	95	278	40	248	32	3287
OL0403	86.30	116.50	30.20	5	184	34	204	44	128	20	120	18	1281
OL0510	102.85	121.35	18.50	11	332	60	362	72	207	29	177	25	2172
OL0511	30.35	64.50	34.15	10	251	38	180	32	86	11	67	9	877
OL0513	112.90	146.90	34.00	8	258	49	294	66	196	29	187	28	2088
OL0513	173.90	264.05	90.15	6	241	40	218	40	108	14	85	11	1049
OL0516	56.36	66.36	10.00	9	347	62	402	93	295	43	285	41	3265
OL0521	126.95	137.95	11.00	9	335	54	308	54	148	19	117	15	1508